# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innovative Food Holdings, Inc, CIK 0000312257
CUSIP: 45772H202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9696 Bonita Beach Road, Bonita Springs, Florida (FL), 34135
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001731795

## Reporting persons
- Inlight Wealth Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Georgia (GA); does not affirm membership in a group (box b); sole voting power 2,472,170; shared voting power 0; sole dispositive power 1,630,075; shared dispositive power 842,095; aggregate amount beneficially owned 2,472,170 (4.83% of the class)

## Item 1. Issuer
Name of issuer: Innovative Food Holdings, Inc
Address of issuer's principal executive offices: 9696 Bonita Beach Road, , Bonita Springs, FLORIDA 34135

## Item 2. Person Filing
Name of person filing: Inlight Wealth Management, LLC
Address of principal business office or, if none, residence: 1175 Peachtree St, Suite 360, Atlanta, GA 30361
Citizenship: Georgia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 2472170
Percent of class: 4.83%
Sole power to vote or to direct the vote: 2472170
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1630075
Shared power to dispose or to direct the disposition: 842095

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Inlight Wealth Management, LLC: Jason Joffe, Managing Partner (01/15/2025)